KP 8/13

SECURIT[ies and exchange comm]ISSION

02021711

Received AUG 0 8 2002

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

CM 8/13/02

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SEC FILE NUMBER

8- 41225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Direct Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, 32nd Floor

(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Boutote 212-742-8178

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TODMAN & CO., CPAs, P.C.

(Name — if individual, state last, first, middle name)

120 Broadway	New York	NY	10271
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED AUG 1 6 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Lisa Boutote, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Direct Brokerage, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Director Secretary

Title

Notary Public

VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/19/2004

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIRECT BROKERAGE INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAs, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
DIRECT BROKERAGE INC.
39 Broadway
New York, NY 10006

We have audited the accompanying statement of financial condition of DIRECT BROKERAGE INC. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DIRECT BROKERAGE INC. as of December 31, 2001, in conformity with U. S. generally accepted auditing principles.

Todman & Co CPAs P.C.

New York, New York
March 14, 2002, except for Note 8
for which the date is July 29, 2002

DIRECT BROKERAGE INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 261,891
Commissions receivable	669,540
Receivable from brokers	65,005
Investments, at market value	20,572
Deferred tax asset	13,700
Deposit	38,000
Other assets	18,866
Total assets	$ 1,087,574

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Secured line of credit, bank		$ 175,000
Payable to customers		161,737
Securities sold, not yet purchased, at market value		6,905
Accounts payable and accrued expenses		259,453
Income taxes payable		35,140
Deferred rent		48,595
Total liabilities		686,830
Commitments and contingencies		
Stockholders' equity		
Common stock - par value $.01		
Authorized:	50,000 shares	
Issued and outstanding:	34,200 shares	342
Additional paid-in capital		353,474
Retained earnings		46,928
Total stockholders' equity		400,744
Total liabilities and stockholders' equity		$ 1,087,574

The accompanying notes are an integral part of these financial statements.

DIRECT BROKERAGE INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Direct Brokerage Inc. (the Company), a broker/dealer, clears all security transactions through its clearing brokers on a fully-disclosed basis, and operates under the exemptive provisions of the Securities and Exchange Commission (the SEC) rule 15c3-3(k)(2)(ii), except for customers' recapture commissions which fall under the provisions of rule 15c3-3 (k)(2)(i) requiring a reserve bank account (see Note 8). The Company provides trade execution, clearing services and an immediate link to U.S. equity markets through direct access.

(b) Revenue Recognition

Securities transactions (and the related commission revenues and expenses) are recorded on a trade-date basis.

(c) Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

(d) Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(e) Change in Accounting Principle

Effective for the year ended December 31, 2001, the Company changed its accounting method for recording securities transactions, commissions, and related clearing expense from settlement date to trade date reporting, in accordance with U. S. generally accepted accounting principles and industry standards. Trade date reporting reflects the date when transactions are initiated, at which time the risks, benefits and economic potentials are created and conveyed.

The impact on earnings and cash flows for the year is not material. Accordingly, the cumulative effect of the change totaling $105,812 has been reflected, net of tax, in the statement of operations.

Note 2 - Investments, at Market Value

Investments and securities sold, not yet purchased as of December 31, 2001, consisted of common stocks and totaled $20,572 and $6,905, respectively.

Note 3 - Secured Line of Credit, Bank

On February 12, 2001, the Company established a $250,000 revolving line of credit bearing interest at prime plus 2%, secured by the assets of the firm and guaranteed by all principals. The facility contains certain customary affirmative and negative convenants including financial covenants requiring the maintenance of specified debt leverage ratio and a minimum net worth of $360,000. The Company believes it is in compliance in such covenants.

At December 31, 2001, $175,000 was outstanding under this facility.

Note 4 - Commitments and Contingencies

Leases

The Company leases office space under a lease agreement expiring June 30, 2009. Rent totaled $233,554 (net of current portion of deferred rent of $11,357) for the year ending December 31, 2001. The future minimum annual rental payments (net of $48,595 rental abatement representing the deferred rent portion at December 31, 2001) for the years ending December 31, are as follows:

Year Ending	Amount
2002	$ 215,460
2003	225,304
2004	232,063
2005	239,025
2006	249,577
Thereafter	901,155
	$2,062,584

Also, the Company leases five New York Stock Exchange memberships generally on an annual basis. Seat rental expense amounted to $1,496,000 for the year ended December 31, 2001. The Company expects to renew these leases as they expire.

Note 5 - Net Capital Requirements

Pursuant to the SEC's Uniform Net Capital Rule 15c3-1, the Company's net capital of $314,898 at December 31, 2001 exceeds the minimum capital requirement of $250,000 in the amount of $64,898. The Company's net capital ratio was 200%.

DIRECT BROKERAGE INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 6 - Income Taxes

The income tax provision (benefit) consists of the following:

Current	
Federal	$ 24,700
State	34,254
Utilization of NOL	(20,500)
	$ 38,454
Deferred	
Federal	$ (5,800)
State	(7,900)
	(13,700)
	$ 24,754

Deferred tax asset represents the difference between financial and tax reporting for deferred rent.

Note 7 - Payable to Customers

Amounts payable to customers represent commissions payable totaling $161,737 (see Note 8).

Note 8 - Violation of Rule 15c3-3

During December 2001, the Company commenced a commission recapture program pursuant to which the Company, as introducing broker, rebated to certain of its managed institutional customers a portion of the commissions that DBI earned from each of those customers.

The Company was subsequently informed that the new line of business required an increase in its minimum net capital requirement to the same level as that required of "carrying firms," and to maintain a separate "Special Reserve Account for the Exclusive Benefit of Customers" whose balance at all times must equal or exceed the payable to customers.

Accordingly, the Company opened and is presently maintaining a Special Reserve Account in compliance with SEC Rule 15c3-3.

Note 9 - Subsequent Events

Effective February 13, 2002 (date of approval by the New York Stock Exchange), the Company amended its certificate of incorporation increasing the number of common shares authorized to issue from 50,000 to 2,500,000 with a par value of $.01. Simultaneously, 1,924,130 shares were issued to stockholders and employees in recognition of their contributions to the Company. On the same date, the Company purchased 312,366 shares from a director/stockholder for $50,000 which represented 15.8% of the Company's shares outstanding and also entered into a five-year employment agreement with the former stockholder at a salary of $100,000 per annum.

Note 9 - Subsequent Events (Continued)

U.S. generally accepted accounting principles require that the Company, issuing common stock to employees and officers in lieu of compensation, for which the recipients do not pay any cash consideration to the Company, determine an estimated fair value at the award dates for the issued stock. The Company would recognize, at that time, a charge to its statement of operations as compensation cost and a credit to its stockholders' equity as additional paid-in capital.

Presently, management has not yet determined the fair value of the shares issued. The compensation expense is expected to be recognized in the first quarter ended March 31, 2002.

Note 10 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, broker/dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

The Company, at times, maintains cash balances at financial institutions in excess of federal and SIPC insured limits. Uninsured cash balances at December 31, 2001 totaled $202,595.

A copy of the Company's statement of financial condition as at December 31, 2001, pursuant to the SEC rule 17a-5, is available for inspection at the Company's office and at the regional office of the SEC.